Exhibit H


                               Federal Register Notice


               Pacific Enterprises, 555 West Fifth Street, Suite 2900, Los Angeles, California 90013-1001 ("Pacific") and Enova Corporation, 101 Ash Street, San Diego, California 92101 ("Enova"), both of which are exempt holding companies pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act"),(1) have filed a joint Application or Declaration pursuant to Sections 9(a)(2) and 10 of the Act in which they request authority to acquire, indirectly, up to 90.1% of the membership interests of Frontier Energy LLC ("Frontier"), a North Carolina limited liability company.(2) Frontier has been formed to construct and operate a small gas distribution system in North Carolina.

               Pacific's predominant subsidiary, Southern California Gas Company ("SoCalGas"), purchases, transports and distributes natural gas in southern California. At December 31, 1997, Pacific reported consolidated total assets of $4.977 billion, of which approximately $3.154 billion consisted of net gas plant. For the year ended December 31, 1997, Pacific reported $2.738 billion in operating revenues (including revenues from transportation-only customers) and $184 million in net income.

          -----------------------

          1/ In a separate proceeding (File No. 70-9033), Pacific and Enova are seeking authority for a business combination pursuant to which they would become subsidiaries of a new holding company to be called Sempra Energy.

          2/ The remaining membership interests in Frontier would be acquired by Frontier Utilities of North Carolina, Inc., a North Carolina corporation and an indirect, majority-owned subsidiary of ARB, Inc., a closely-held California corporation.


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               Enova's predominant subsidiary, San Diego Gas & Electric
          Company ("SDG&E"), provides electric and natural gas service in San Diego and surrounding areas. At December 31, 1997, Enova reported consolidated total assets of $5.2 billion, of which approximately $2.49 billion consists of net electric plant and $449 million consists of net gas plant. For the year ended December 31, 1997, Enova reported operating revenues of $2.2 billion (81.6% from electricity sales and 18.4% from gas sales) (including revenues from transportation only customers), and $252 million in net income.

               Pacific and Enova derive substantially all of their gas requirements from sources outside of California. Approximately 58% of their combined system gas requirements are met from production in the Permian Basin, which is located in west Texas, and the San Juan Basin, which is located primarily in New Mexico and Colorado in the "Four Corners" area. Most of the gas produced in these gas producing basins is delivered to California by El Paso Natural Gas Company and Transwestern Pipeline Company under long-term transportation agreements.

               Frontier (as assignee of Frontier Utilities of North Carolina, Inc.) has been granted certificates of public convenience and necessity by the North Carolina Utilities Commission ("NCUC") to construct, test, market, own and operate a new natural gas distribution system in a four-county area in northwestern North Carolina comprised of Surrey, Watauga, Wilkes and Yadkin Counties (the "Four-County Area"), and in Warren County, which is to the east of the Four-County Area. Frontier commenced construction in the Four-County Area during the second quarter of 1998. Construction in Warren County will commence at a later date, subject to receipt of further NCUC approvals. When complete, the Four-County Area system will consist of approximately 140 miles of transmission mains, including a 40-mile lateral tap off the interstate pipeline facilities of Transcontinental Gas Pipe Line Corp. ("Transco"), and at least 320 miles of distribution mains. Frontier will purchase at least 50% of its gas requirements from production in the San Juan and Permian Basins. Gas will be delivered to Frontier by Transco under a long-term transportation contract. Frontier is projecting that, by the end of the fifth year following commencement of construction, it will serve 13,250 residential, 1,054 small commercial, 300 poultry farm, and 55 large commercial and industrial customers. As a public utility under North Carolina law, Frontier will be subject to regulation by the NCUC as to rates, service, securities issuances and other matters.

               It is currently contemplated that Pacific and Enova together and Frontier Utilities will each acquire, directly or indirectly, 50% of the membership interests of Frontier, and that the economic interests of the members will equal their membership interests. The NCUC has authorized the equity investments by the members of Frontier, including cash and in-kind contributions of pipeline and other property, totaling approximately $12 million. In addition, the NCUC has given its preliminary approval for $40 million in debt financing by Frontier.

               Under Frontier's Operating Agreement, the economic interest of a member is defined as that member's interest in the profits and losses of Frontier and right to receive distributions from Frontier. The membership interest of a member means that member's economic interest, plus the right to participate in management of Frontier, including the right to vote. The Operating Agreement specifically contemplates that the members may adjust or change their respective economic and membership interests whenever necessary in order, for example, to limit the percentage of overall voting rights held by a member. Pacific and Enova are seeking approval in this proceeding to acquire, indirectly through Frontier Pacific, Inc., up to 90.1% of the membership interests of Frontier, representing 90.1% of the voting interests in Frontier. This will enable Frontier Utilities, should it choose to do so, to maintain its percentage interest in Frontier's voting securities at below 10%.

               It is stated that the day-to-day operations of Frontier will be under the control of its General Manager, who will be located at Frontier's corporate headquarters in Elkin, North Carolina. The General Manager will report to the President, who will be located in San Diego, California. It is also anticipated that Frontier will be staffed by a combination of current employees of the members of Frontier and their respective subsidiaries and new hires from the local community in North Carolina. The applicants state that the operations of Frontier in North Carolina and those of Pacific and Enova in California systems will be coordinated administratively in order to enable Frontier to enter the natural gas business with an experienced management team in place. In addition, Pacific and Enova state that they will be able to provide Frontier with greater financial, operational and technical resources.

               The applicants state that their acquisition of Frontier's voting securities will satisfy all of the requirements of Section 10, including Section 10(c)(2), which provides that the Commission shall not approve "the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system." Specifically, the applicants state that the gas distribution areas of Pacific and Enova and Frontier together will constitute an "integrated" gas-utility system, as defined in Section 2(a)(29)(B), in that the companies will share a "common source of supply" (the San Juan and Permian Basins) and will be operated as a "single coordinated system." Such coordinated operation will enable Frontier to achieve "substantial economies" in gas supply through the increased buying power that it will attain by being part of the larger Pacific and Enova systems, and by gaining access to Pacific's and Enova's expertise in such areas as procurement/materials management, finance and accounting, and gas system engineering and construction management.

               Furthermore, the applicants assert that their indirect investment in Frontier, as well as their ongoing involvement with Frontier's operations, will be instrumental to the development of a gas utility system in an area in which natural gas service is not now available and that the development of this gas system enjoys strong support from the NCUC.

               Finally, the applicants state that, taking into account the current "state of the art" in the natural gas industry, the area or region served by Pacific and Enova's subsidiaries in California and by Frontier in North Carolina will not be "so large as to impair . . . the advantages of localized management, efficient operation, and the effectiveness of regulation." On the contrary, the applicants note that the day-to-day operations of Frontier will be under the direction of its General Manager, who will be locally based, and that Frontier will be subject to effective local regulation by the NCUC.

               Pacific and Enova state that they will continue to qualify for exemption under Section 3(a)(1) as "intrastate" holding companies even after acquiring Frontier's voting securities because they will derive no material part of their income from Frontier. In this regard, the applicants estimate that Frontier will account for far less than 1% of the consolidated income of Pacific and Enova on a pro forma basis.